November 4, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Donald Field

Re:	Ascendant Digital Acquisition Corp. III
Registration Statement on Form S-1
Filed April 19, 2021, as amended
File No. 333-255349

Dear Mr. Field:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the several underwriters, hereby joins in the request of Ascendant Digital Acquisition Corp. III that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 PM Washington D.C. time on November 9, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that 2,000 copies of the Preliminary Prospectus dated October 19, 2021 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature page follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC as Representative of the Several Underwriters

By:	/s/ Lyle Schwartz
Name: Lyle Schwartz
Title: Managing Director

[Signature Page to ADAC III- UW Acceleration Request]